

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 13, 2006

Mr. Hirokazu Nara
Director and Principal Financial Officer, Kubota Corp.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 Japan

   Re: Kubota Corporation
     Form 20-F for the fiscal year ended March 31, 2005
     File No. 1-07294

Dear Mr. Nara:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691, or, in their absence, to the undersigned at (202) 551-3768.

         Sincerely,

         John Cash
         Branch Chief